Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
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December 7, 2006

Ms. Elaine Wolff

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC  20549

Re:

China Opportunity Acquisition Corp.
First Amendment to Registration Statement on Form S-1
Filed November 9, 2006
File No. 333-137716

Ladies and Gentlemen:

On behalf of China Opportunity Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 17, 2006, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Amanda McManus.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.  Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

Prospectus Cover Page

1.

We have read your response to our prior comment number 5 and we reissue our request that you revise to characterize the warrants as callable.  Although, as you note, investors have the option to exercise their warrants rather than having the company

Securities and Exchange Commission

December 7, 2006

purchase them for $.01, they do not have the option to continue holding them once they have been called by the company.

We continue to disagree with the Staff. If the Company seeks to redeem the warrants, a holder does have the option to retain his warrants after the warrant redemption date, although such warrants would be worthless at that time. The Staff’s point is exactly the same situation that would occur if the holder did not exercise his warrants prior to the expiration date of such warrants and continued to hold them - the holder would have the ability to retain his warrants, although such warrants would be worthless at that time. Section 3.2 of the warrant agreement governing the warrants specifically provides this. Accordingly, we respectfully disagree that the holder does not have the ability to continue to hold his warrants once the Company seeks to redeem the warrants.

Furthermore, as previously indicated to the Staff, the definitions of “redeemable” (defined as something that is subject to an obligation of redemption) and “redemption” (defined as a repurchase or buying back) set forth in Black’s Law Dictionary clearly support the Company’s usage of these phrases in the Registration Statement. While the terms redeemable and callable are generally interchangeable, the more accurate phrase in the context of this offering is the phase “redeemable.” Moreover, we respectfully point the Staff to similar disclosure contained in every other blank check company initial public offering prospectuses, which disclosure is consistent with the Company’s disclosure. We respectfully believe that requiring the Company to change its usage of a phrase that is both correct and consistent with the disclosure contained in every other similarly structured blank check company initial public offering prospectus is unfairly disadvantageous to the Company. We therefore continue to believe that characterizing the warrants as redeemable is correct and we have not revised the disclosure in the Registration Statement in response to this comment.

Risk Factors, page 13

Fluctuations in the value of the Renminbi relative-to-foreign-currencies could affect our operating results, page 28

2.

We have read your response to our prior comment number 30 and we reissue the comment. In particular, the disclosure is meant to apprise investors of the various types of situations in which this risk could occur. We are seeking general disclosure of the type included in your supplemental response.

We have revised the disclosure in the above-referenced risk factor as requested to apprise investors of the various types of situations in which this risk could occur.

Use of Proceeds, page 33

3.

We have read your response to our prior comment number 32; however, we are unable to locate new disclosure about whether the indemnified liquidation expenses include debts and obligations owed to target businesses or vendors.

Securities and Exchange Commission

December 7, 2006

We have revised the disclosure in the Registration Statement as requested.

Special Advisors, page 56

4.

We have read your response to our prior comment number 42. Please revise your disclosure to include the information contained in your response to us.

We have revised the disclosure in the Registration Statement to include the information contained in our response to prior comment 42.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:

Harry Edelson

David M. Nussbaum

Steven Levine

Robert J. Mittman, Esq.